Exhibit 99.1

Immediate Report of the Creation of Dormant Shares in the Corporation’s Issued
Share Capital, a Change to their Number or to the Identity of their Holder
Section 31(b) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

We hereby report that on 23rd, 25th, 29th September and 5th, 6th, 7th October 2008 there was a change in the number of the dormant shares in the Corporation’s capital.

The name of the holder of the dormant shares: Scailex Corporation Ltd.

Identity type and number: identity number with the Israeli Registrar of Companies: 520031808

Nationality / country of incorporation or registration: incorporated in Israel

Name of share: Scailex Stock Exchange security no. 1082353

The change was made by way of: purchase

The date on which the transaction was made: 22nd, 24th, 28th September and 2nd, 5th, 7th October 2008

The quantity of shares involved in the change: 65,000+

The purchase was made: in the course of trading on the Stock Exchange.

The number of dormant shares that were held by the holder before the change was: 6,084,406

The number of dormant shares that are held by the holder after the change is: 6,149,406

The percentage of the Corporation’s issued share capital that is held after the change by the holder of the dormant shares is: 14.11%

The percentage voting power in the Corporation that is held after the change by the holder of the dormant shares is: 0%

The total financial consideration for the change is: 1,667,122 (NIS)

The number of shares included in the Corporation’s authorised capital: 60,000,000

The number of shares included in the Corporation’s issued and paid-up share capital: 43,579,388

The number of dormant shares included in the Corporation’s issued and paid-up share capital is 6,149,406 of which 6,149,406 do not vest voting rights and 6,149,406 do not vest rights to receive dividend.